Exhibit 99.1

Alibaba Group Announces Change of CEO of Taobao and Tmall Group

Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), the “Company”) announced that, as approved by the Company’s Board of Directors, Mr. Eddie Yongming Wu, Chief Executive Officer of the Company and Chairman of Taobao and Tmall Group, will also serve as the Chief Executive Officer of Taobao and Tmall Group, with effect from December 20, 2023.

In addition, the Company will form a new asset management company to focus on managing the operation of the Company’s non-core assets as part of our ongoing efforts to improve return on capital and enhance shareholder value.

December 20, 2023

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